MICHAEL E. TENTA

+1 650 843 5636

mtenta@cooley.com

December 3, 2015

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	Versartis, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed December 3, 2015
Registration No. 333-207845

Dear Ms. Hayes:

On behalf of Versartis, Inc. (the “Company”), we are submitting this letter and the following information in response to a letter, dated November 17, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 referenced above, filed on November 6, 2015 (the “Registration Statement”).

We are also electronically transmitting for filing the Company’s Amendment No. 1 to the Registration Statement on Form S-3/A (the “Amended Registration Statement”), which has been amended in response to the Staff’s comment.

For the Staff’s convenience, we have incorporated your comment into this response letter in italics. The page reference in the text of this response letter corresponds to the page number in the Amended Registration Statement.

Incorporation of Certain Information by Reference, page 32

1. Please incorporate by reference the Current Reports on Form 8-K filed on May 6, 2015, Mary 15, 2015, May 28, 2015 and September 15, 2015.

The Company has revised the section titled “Incorporation of Certain Information by Reference’’ in the Amended Registration Statement in response to the Staff’s comment, and to make additional clarifications.

COOLEY LLP    3175 HANOVER STREET    PALO ALTO, CA    94304-1130

T: (650) 843-5000    F: (650) 849-7400    COOLEY.COM

U.S. Securities and Exchange Commission

December 3, 2015

Page Two

Please contact the undersigned at (650) 843-5636 or Kenneth L. Guernsey at (415) 693-2091 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Michael E. Tenta
Michael E. Tenta

cc:	Jay Shepard, Versartis, Inc.
Joshua T. Brumm, Versartis, Inc.
Shane Ward, Versartis, Inc.
Kenneth L. Guernsey, Cooley LLP

COOLEY LLP    3175 HANOVER STREET    PALO ALTO, CA    94304-1130

T: (650) 843-5000    F: (650) 849-7400    COOLEY.COM